SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(AMENDMENT NO. 1)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

SourcingLink.net, Inc.

(Name of the Issuer)

SourcingLink.net, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74725 H 10 1

(CUSIP Number of Class of Securities)

Marcel van Heesewijk

Chairman and Chief Executive Officer

SourcingLink.net, Inc.

16855 West Bernardo Drive

San Diego, CA 92127

(858) 385-8900

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

with copies to:

Bruce E. Feuchter, Esq.

Stradling Yocca Carlson & Rauth

660 Newport Center Drive, Suite 1600

Newport Beach, California 92660

(949) 725-4000

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101), or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934.
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☐	A tender offer.
d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒

Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$231,750	$46.35

*Filing fee was determined based on the product of: (a) the estimated 1,545,000 shares of common stock proposed to be acquired from stockholders in the transaction to which this Schedule 13E-3 relates; and (b) the consideration of $0.15 per share of common stock (the “aggregate value”).

**In accordance with Exchange Act Rule 0-11 the filing fee was determined by multiplying $231,750 by one-fiftieth of one percent.

☒	Check box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid: $46.35

Form or Registration No.: Schedule 13E-3

Filing Party: SourcingLink.net, Inc.

Date Filed: October 24, 2003

INTRODUCTION

This Amendment No. 1 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (“Schedule 13E-3”) filed with the Securities and Exchange Commission on October 24, 2003 by SourcingLink.net, Inc., a Delaware corporation (“the Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and Rule 13e-3 thereunder. The Company is submitting to its stockholders a proposal to approve and adopt:

(a)	a one-for-5,100 reverse stock split of the Company’s common stock, par value $0.001 per share (“Stock”);

(b)	a cash payment of $0.15 per share, in lieu of issuance of fractional shares, to beneficial stockholders holding fewer than 5,100 shares of Stock as of the effective date of the reverse split; and

(c)	immediately following the reverse split, a 5,100-for-one forward stock split of the Stock.

Items (a), (b) and (c) will be considered one proposal (the “Transaction”).

This Amendment No. 1 to Schedule 13E-3 is being filed with the Securities and Exchange Commission in connection with a preliminary proxy statement, including annexes, previously filed by the Company on October 24, 2003 pursuant to Regulation 14A under the Exchange Act (“Proxy Statement”), which will notify stockholders of the annual meeting of Company stockholders, scheduled for                         , 2003, where stockholders will be asked to approve the Transaction, approve a $500,000 private placement of equity to a principal stockholder, elect three directors and conduct any other business properly brought before the annual meeting.

All information contained in the Proxy Statement is expressly incorporated herein by reference, and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the filing date of this Amendment No. 1 to Schedule 13E-3, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Amendment No. 1 to Schedule 13E-3 will be amended to reflect any such changes.

Except as set forth below, the information set forth in the Schedule 13E-3 remains unchanged.

Item 16.  Exhibits.

Exhibit Number	Description

(a)	Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 24, 2003 (incorporated herein by reference).

(b)	Not applicable.

(c)(1)	Fairness Opinion for Split Transaction of Friend & Company, dated September 26, 2003 (incorporated herein by reference to Annex B to the Proxy Statement).

(c)(2)	Fairness Opinion for Private Placement of Friend & Company, dated September 26, 2003 (incorporated herein by reference to Annex C to the Proxy Statement).

(c)(3)	Fairness Opinion Supplement and presentation materials prepared by Friend & Company for the Board of Directors dated September 26, 2003, as amended October 20, 2003.

(d)	Summary of Terms for Proposed Private Placement of Common Stock and Common Stock Warrants dated October 16, 2003.*

(f)	Not applicable.

(g)	Not applicable.

*	Previously filed.

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SIGNATURE

After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2003	SOURCINGLINK.NET, INC.

	By:	/s/ Marcel van Heesewijk
Marcel van Heesewijk Chairman of the Board and Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description

(a)	Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 24, 2003 (incorporated herein by reference).

(b)	Not applicable.

(c)(1)	Fairness Opinion for Split Transaction of Friend & Company, dated September 26, 2003 (incorporated herein by reference to Annex B to the Proxy Statement).

(c)(2)	Fairness Opinion for Private Placement of Friend & Company, dated September 26, 2003 (incorporated herein by reference to Annex C to the Proxy Statement).

(c)(3)	Fairness Opinion Supplement and presentation materials prepared by Friend & Company for the Board of Directors dated September 26, 2003, as amended October 20, 2003.

(d)	Summary of Terms for Proposed Private Placement of Common Stock and Common Stock Warrants dated October 16, 2003.*

(f)	Not applicable.

(g)	Not applicable.

*	Previously filed.

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